UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission file number: 001-38878

So-Young International Inc.

2/F, East Tower, Poly Plaza

No. 66 Xiangbin Road

Chaoyang District, Beijing, 100012

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ☒      Form 40-F ☐

Resignation of Mr. Hui Zhao from his Director and Executive Roles

So-Young International Inc. (the “Company”) has received a notice of resignation from Mr. Hui Zhao, who will cease to serve as a director and the chief financial officer of the Company, effective December 31, 2025. Mr. Zhao’s resignation is due to personal reasons. The Company is grateful for his valuable contribution over the years and wishes him all the best in his future endeavors.

Mr. Xing Jin, the Company’s chief executive officer, will assume the role of interim chief financial officer, effective December 31, 2025, until a new chief financial officer is appointed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

So-Young International Inc.

By:	/s/ Xing Jin
	Name:	Xing Jin
	Title:	Chief Executive Officer

Date: December 31, 2025